Ascent Solar Technologies, Inc.

8120 Shaffer Parkway

Littleton, CO 80127

October 18, 2007

VIA EDGAR AND FACSIMILE

Division of Corporate Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-6010

Attn: Geoffrey Kruczek

Re:	Ascent Solar Technologies, Inc.
Registration Statement on Form S-3 (File No. 333-145873)

Ladies and Gentlemen:

Pursuant to Rule 477 of the Securities Act of 1933, as amended (the “Securities Act”), Ascent Solar Technologies, Inc. (the “Company”) respectfully requests that the Securities and Exchange Commission (the “Commission”) consent to the immediate withdrawal of the Company’s entire registration statement on Form S-3, File No. 333-145873, filed on September 4, 2007 and amended on October 2, 2007 (the “S-3”). The intended purpose of the S-3 was to convert two existing registrations on Forms SB-2 (Files No. 333-131216 and 333-137008) into a registration on Form S-3 by re-registering certain of the securities issuable under the existing Forms SB-2. After consultation with the Commission’s staff, the Company has decided to withdraw the S-3 and to instead effect the conversion by filing a post-effective amendment to Form SB-2 on Form S-3 for each of the two existing registrations. In addition, the 40,000 shares issuable upon exercise of consultants’ options that were included in the S-3 are not being registered in the post-effective amendments.

No securities have been or will be sold under or using the S-3 and the related prospectuses.

The Company appreciates the Commission’s assistance. Please feel free to contact David C. Wang, Esq. at (503) 517-2914 with any questions or for additional information.

Respectfully submitted,

/s/ Matthew Foster
Matthew Foster
President and Chief Executive Officer